Filed Pursuant to Rule 433
Registration No. 333-169315-03

Entergy Arkansas, Inc.

$250,000,000
First Mortgage Bonds,
3.05% Series due June 1, 2023

Final Terms and Conditions

May 22, 2013

Issuer:	Entergy Arkansas, Inc.

Security Type:	First Mortgage Bonds (SEC Registered)

Expected Ratings(1):	A3 (stable outlook) by Moody’s Investors Service A- (stable outlook) by Standard & Poor’s Ratings Services

Trade Date:	May 22, 2013

Settlement Date (T+5):	May 30, 2013

Principal Amount:	$250,000,000

Coupon:	3.05%

Coupon Payment Dates:	June 1 and December 1 of each year

First Payment Date:	December 1, 2013

Final Maturity Date:	June 1, 2023

Optional Redemption Terms:	Make-whole call at any time prior to March 1, 2023 at a discount rate of Treasury plus 20 bps and, thereafter, at par

UST Benchmark:	1.75% due May 15, 2023

Spread to UST Benchmark:	+105 bps

Treasury Price:	97-14+

Treasury Yield:	2.033%

Re-offer Yield:	3.083%

Issue Price to Public:	99.718%

Net Proceeds Before Expenses:	$249,295,000

Joint Book-Running Managers:	Barclays Capital Inc.
KeyBanc Capital Markets Inc.
RBS Securities Inc.
Stephens Inc.

Co-Managers:	Deutsche Bank Securities Inc.
U.S. Bancorp Investments, Inc.

CUSIP / ISIN:	29364D AR1 / US29364DAR17

Use of Proceeds:
We anticipate our net proceeds from the sale of the bonds will be approximately $247.3 million after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds we receive from the issuance and sale of the bonds, together with other available corporate funds, to repay at maturity our first mortgage bonds due August 2013 in the aggregate principal amount of $300 million bearing interest at 5.40% per year and for general corporate purposes. Pending the application of the net proceeds, we will invest them in short-term, highly liquid, high-rated money market instruments and/or the Entergy system money pool.

1 A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Alternatively, a copy of the prospectus for the offering can be obtained by calling (i) Barclays Capital Inc. toll free at 1-888-603-5847, (ii) KeyBanc Capital Markets Inc. at 1-866-227-6479, (iii) RBS Securities Inc. at 1-866-884-2071, or (iv) Stephens Inc. at 501-377-8338.